DWS INVESTMENTS
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

# iShares® MSCI EAFE® Index Fund Linked Capped Buffered Underlying Securities (BUyS)

International Equities ▪ Bullish ▪ Short Term

## Indicative Terms as of February 2, 2009

| | |
|---|---|
| CUSIP: | 2515A0 YK 3 |
| Issuer: | Deutsche Bank AG, London Branch |
| Rating[1]: | Moody's Aa1 / S&P A+ |
| Maturity / Tenor: | 18 Months |
| Index Fund: | iShares® MSCI EAFE® Index Fund |
| Initial Level: | Official closing level of the Index Fund on the Trade Date |
| Final Level: | Official closing level of the Index Fund on the Final Valuation Date times the Share Adjustment Factor |
| Index Fund Return: | $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ (subject to the Index Fund Return Cap) |
| Share Adjustment Factor: | Initially 1.0, subject to the adjustment for anti-dilution events |
| Participation Rate: | 200% |
| Index Fund Return Cap: | 14.20% - 16.20% (TBD on Trade Date) |
| Maximum Return: | 28.40% - 32.40% (TBD on Trade Date) |
| Buffer Level: | 10% of the Initial Level (first 10% depreciation of the Index Fund is fully protected) |
| Payment at Maturity: | If the Final Level:<br>(a) is greater than or equal to the Initial Level, a cash payment equal to the Index Fund Return, which is subject to the Index Fund Return Cap, multiplied by the Participation Rate. Accordingly, subject to the Maximum Return, the Payment at Maturity will be: $1,000 + ($1,000 x Index Fund Return x Participation Rate); OR<br>(b) is less than the Initial Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will be $1,000; OR<br>(c) is less than the Initial Level, and such decline is greater than the Buffer Level, the Payment at Maturity will be $1,000 + [$1,000 x (Index Fund Return + Buffer Level)]. |
| Discounts and Commissions: | The Agents will not receive a commission in connection with the sales of the BUyS. Deutsche Bank Securities Inc. may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees. |
| Agents: | Deutsche Bank Securities Inc. And Deutsche Bank Trust Company Americas |

## Best Case Scenario at Maturity

If the Index Fund Return is positive, investors will receive 200% of the performance of the Index Fund Return at maturity, subject to an Index Fund Return Cap of between 14.20% and 16.20% (TBD on Trade Date) for a Maximum Return of 28.40% and 32.40% (TBD on Trade Date).

## Worst Case Scenario at Maturity

If the Final Level is lower than the Initial Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Index Fund beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 90%.

## Benefits

- International equity exposure with principal protection for first 10% of any depreciation and upside leverage, subject to the Index Fund Return Cap
- 200% of any positive Index Fund Return up to the Index Fund Return Cap
- The BUyS will outperform the Index Fund at maturity if the Final Level is below the Initial Level

## Risks

- Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the performance of the Index Fund, you may lose up to 90% of your initial investment
- Return on the BUyS is limited by the Index Fund Return Cap and will not benefit from any appreciation of the Index Fund beyond the Index Fund Return Cap
- The Index Fund exposes you to currency exchange rate risks and non-U.S. securities risks and your anti-dilution protection for Index Fund changes is limited
- An investment in BUyS is subject to the credit of the Issuer

## Important Dates

| | |
|---|---|
| Offering Period: | February 2 – February 24, 2009 |
| Trade Date: | February 24, 2009 |
| Settlement Date: | February 27, 2009 |
| Final Valuation Date: | August 24, 2010 |
| Maturity Date: | August 27, 2010 (18 months) |

**ISSUER FREE WRITING PROSPECTUS**
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 2, 2009, R-5817-1 (08/08)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

[1] As of February 2, 2009. A credit rating is not a recommendation to buy, sell or hold the BUyS and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products
Return Scenarios at Maturity (Assumes a Buffer Level of 10%, Participation Rate of 200% and an Index Fund Return Cap of 15.20%)
Change in Index Fund (%)	Index Fund Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
-30.00%	-30.00%	-20.00%	$800.00
-15.00%	-15.00%	-5.00%	$950.00
-10.00%	-10.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
0.00%	0.00%	0.00%	$1,000.00
5.00%	5.00%	10.00%	$1,100.00
10.00%	10.00%	20.00%	$1,200.00
15.00%	15.00%	30.00%	$1,300.00
20.00%	15.20%	30.40%	$1,304.00
30.00%	15.20%	30.40%	$1,304.00

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors
YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $100 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE INDEX FUND RETURN CAP — The Index Fund Return cannot exceed the Index Fund Return Cap of between 14.20% and 16.20% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,284.00 and $1,324.00 for each $1,000 face amount of the BUyS you hold, regardless of any increase in the Index beyond the Index Fund Return Cap.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX FUND OR THE MARKET VALUE OF THE BUyS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index Fund or the value of the BUyS.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE - The BUyS are subject to currency exchange risk through their exposure to the performance of the iShares® MSCI EAFE® Index Fund, which measures the performance of foreign stocks and are denominated in U.S. dollars. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.

NON-U.S. SECURITIES MARKETS RISKS - The stocks included in the index replicated by the iShares® MSCI EAFE® Index Fund are issued by foreign companies in foreign securities. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory & other risks.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS — In addition to the level of the Index Fund on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected. See “Anti-Dilution Adjustments” in the accompanying term sheet.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 600J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at   www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 600J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

DWS Structured Products    1.866.637.9185    www.dws-sp.com